UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-55431

NOTIFICATION OF LATE FILING

☒ Form 10-K     ☐ Form 20-F    ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D  ☐ Form N-CEN  ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	MassRoots, Inc.
Former name if applicable
Address of principal executive office (street and number)	1560 Broadway, Suite 17-105
City, state and zip code	Denver, CO 80202

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

MassRoots, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for its year ended December 31, 2019 by the prescribed date without unreasonable effort or expense. Because of constraints placed on the Company and its personnel resulting from the COVID-19 pandemic, the Company was unable to compile and review certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. The Company believes that the Annual Report will be completed and filed within the fifteen day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

The Company is relying on the order of the Securities and Exchange Commission, Release No. 34-88465 dated March 25, 2020, for the extension of the filing deadline of its Annual Report on Form 10-K for the year ended December 31, 2019.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Isaac Dietrich	(720)	240-9546
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes       ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes       ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MassRoots, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 14, 2020	/s/ Isaac Dietrich
	By:	Isaac Dietrich
	Title:	Chief Executive Officer